

August 10, 2011

Via E-mail
Matthew Schissler
Chief Executive Officer
Cord Blood America, Inc.
1857 Helm Drive
Las Vegas, NV 89119

>   **Re: Cord Blood America, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed March 31, 2011**
>   **Form 10-Q for Fiscal Quarter Ended March 31, 2011**
>   **Filed May 23, 2011**
>   **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Impairment of Long-Lived Assets, page F-9

1. Considering (i) you have negative cash flows from operations for the last three years, (ii) you generated net losses of $8.5 million and $9.8 million for the years ended December 31, 2010 and 2009, (iii) your auditor has disclosed substantial doubt regarding your ability to continue as a going concern, and (iv) your ability to issue new shares has been 'chilled' by the Depository Trust Company; tell us how you tested your customer contracts and relationships

for impairment as of December 31, 2010 and as of March 31, 2011. In your response, tell us how you considered FASB ASC 350-30-35-14 and the impairment indicators described in FASB ASC 360-10-35-21. We may have further comments upon reviewing your response.

2. Considering the comment above, tell us how you analyzed goodwill for impairment in accordance with FASB ASC 350-20-35. In this regard, tell us what you consider a reporting unit and please provide us with (i) the percentage by which fair value exceeded carrying value as of the date of the most recent test, (ii) the amount of goodwill allocated to the reporting unit, (iii) a description of the methods and key assumptions used and how the key assumptions were determined, (iv) a discussion of the degree of uncertainty associated with the key assumptions (i.e., the discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time)), and (v) a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Revenue Recognition, page F-10

3. We note that you recognize revenue from enrollment and processing fees upon the completion of processing, and storage fees ratably over the contractual storage period. We further note that during 2010, you commenced the "Afford-A-Cord" program that reduced the initial enrollment, medical courier and processing fee from $1,950 to $645 with a corresponding change to the storage fee from $125/year to $228/year (or $19 per month). As it appears you have multiple deliverables (i.e. enrollment, medical courier, collection kit and processing and annual storage), please address the following with regard to each of your payment arrangements:
   - Tell us whether a customer can obtain collection and processing services from another vendor and use your storage services or vice versa.
   - Provide us with the timeframe from initial collection to completion of processing.
   - Tell us how much and when you recognize revenue for the processing fees and monthly fees. Ensure to include specific references to authoritative accounting literature that supports your position. If you believe enrollment, medical courier, collection kit and processing and monthly fees represent separate units of accounting, please demonstrate to us how you meet the criteria in FASB ASC 605-25-25-5 and provide us with your complete FASB ASC 605-25 analysis supporting your accounting treatment for such transactions.

Note 3 – Summary of Acquisitions, page F-13

4. We note your disclosure that the acquisitions of 51% of Stellacure GmbH in March 2010 and 50.1% of Biocordcell Argentina S.A. in September 2010, both individually and in the aggregate, did not meet the definition of a significant subsidiary. Please provide us the basis for your conclusion. In this regard, tell us how you evaluated the significance of each of these acquisitions under Item 2.01 of Form 8-K and Article 11-01(b) of Regulation S-X. Provide us all supporting calculations. The amounts used in the

calculation should be derived from financial statements of the acquired entities for the applicable periods. We may have additional comments after reviewing your response.

Form 10-Q for Quarter Ended March 31, 2011

General

5. Please amend your Form 10-Q, as necessary, to include any changes made as a result of our comments above on your Form 10-K.

Condensed Consolidated Financial Statements

Notes to the Condensed Consolidated Financial Statements

Note 3 – Summary of Acquisitions, page 9

6. We note you acquired 51% of the capital stock of VidaPlus in January 2011. Tell us how you evaluated the significance of this acquisition under Item 2.01 of Form 8-K and Rule 11-01(b) of Regulation S-X. Provide us all supporting calculations. The amounts used in the calculation should be derived from financial statements of the acquired entity for the applicable periods. We may have additional comments after reviewing your response.

Note 5 – Commitments and Contingencies

JMJ Financial, page 10

7. We note on January 12, 2011, that you issued a $1,050,000 Convertible Promissory Note to JMJ and simultaneously JMJ issued a $1,000,000 Secured & Collateralized Promissory Note as the sole consideration for the promissory note. Please explain to us the business purpose of this transaction and tell us how you accounted for it.

Vivicells International Acquisition, page 12

8. We note that on May 2, 2011, you foreclosed as the holder of a super priority lien against the assets of Neocells in satisfaction of outstanding notes of $320,000. Tell us (i) when such foreclosure process started, (ii) how such actions were used to evaluate the collectability of the $320,000 at March 31, 2011 and (iii) the fair value of the assets securing such loan, if known.

Liquidity and Capital Resources, page 20

9. We note the Depository Trust Company 'chilled' all of your newly issued shares and newly freed shares from private placement sales in December 2010. Please expand your

discussion here to disclose the impact of the 'chill' on your ability to meet your cash flow needs for the next 12 months.

10. We note you have recognized liquidating damages of approximately $895,000 due to the 'chill' imposed by the Depository Trust Company. Please tell us if there are additional anticipated or potential penalties or damages that you will be subject to based on the chill.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari

Tia Jenkins
Senior Assistant Chief Accountant